AQUAMER MEDICAL CORP.
8 Algonquian Drive
Natick, Massachusetts 01760

November 3, 2010

Mr. Kevin L. Vaughn

Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:	Aquamer Medical Corp.
Form 10-K for the Year Ended December 31, 2009
Filed April 15, 2010
Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010
Form 8-K filed on August 20, 2010
File No. 000-52327

Dear Mr. Vaughn:

Aquamer Medical Corp. (“Aquamer”, the “Company” or “we”) hereby provides for review by the U. S. Securities and Exchange Commission (the “Commission”) responses to comments issued by the staff of the Commission (the “Staff”) contained in your letter dated October 29, 2010 (the “Comment Letter”).

Form 10-K for the Year Ended December 31, 2009

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended

1.   Given your response to prior comment 3 regarding ThermaFreeze’s ownership of more than 10% of your outstanding shares, please tell us how you intend to provide the disclosure required by Item 405 of Regulation S-K.

Response:  The Company will amend its Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) to amend the disclosure required by Item 405 of Regulation S-K by noting that ThermaFreeze Products Corporation (“ThermaFreeze”) failed to timely file a Form 3 and a Schedule 13D or Schedule 13G to report its ownership interest in the Company.

Item 12.  Security Ownership of Certain Beneficial Owners and Management

2. Please tell is how you intend to disclose the individual beneficial owners of the shares identified by you in response to our prior comment 2.

Response:  The Company will amend footnote (2) to the Security Ownership Table under Item 12 of the Form 10-K to disclose that the Company believes the Board of Directors of ThermaFreeze has voting and dispositive power over the shares of the Company’s common stock beneficially owned by ThermaFreeze and to name the members of such Board of Directors at that time.

Amendment 1 to the Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp.

3.  We note your response to prior comments 4, 5, 6, 7, and 8.  Please amend this filing and your June 30, 2010 Form 10-Q to include the revised disclosures similar to the proposed disclosures included within your responses.

Response: The Company will amend its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 with revised disclosures similar to the proposed disclosures included within its responses to prior comments 4, 5, 6, 7 and 8.

Form 8-K filed on August 20, 2010

4. We note your response to prior comment 9. In order to understand your accounting for the transaction with Urban Agriculture Corporation (UAC) as a business combination, please address the following comments:

• Please explain to us the nature of the operations of Urban Agriculture Corporation and how it meets the definition of a business outlined in 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification.

• Considering that this transaction was primarily effected by exchanging equity interests and the composition of your new management changed to UAC’s senior management, please explain to us in more detail how you considered each of the factors outlined in 805-55-12 through 55-15 of the FASB Accounting Standards Codification to determine who the accounting acquirer was in this transaction.

• Please explain to us in more detail how considered accounting for this transaction as a recapitalization.

We may have more comments upon reviewing your response.

Response:  Based upon discussions with the Staff, the Company’s transaction with UAC will be accounted for at historical cost.  The pro forma condensed combined financial statements will be presented approximately as follows:

Aquamer Medical Inc.

Pro Forma Condensed Combined Balance Sheet as of June 30, 2010 (Unaudited)

	Aquamer Medical, Inc.	Urban Agriculture Corporation	Pro Forma Adjustments		Aquamer Medical, Inc. Combined
ASSETS
Current Assets:
Cash	$114,326	$32	$100,000	(B)	$214,358
Total Current Assets	114,326	32	100,000		214,358
Property and equipment, less accumulated depreciation	7,000	—			7,000

Other Assets:
Intangible Assets, net of amortization	805,250	1,000,000	—		1,805,250
Total Other Assets	805,250	1,000,000	100,000		1,805,250
Total Assets	$926,576	$1,000,032	$100,000		$1,926,608

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$173,718	$100			$173,818
Accrued liabilities	127,177	38,133			165,310
Due to related parties	12,813	—			12,813
Notes payable	78,002	—			78,002
Other Current Liabilities	—	750,000			750,000
Total Current Liabilities	391,710	788,233			1,179,943

Long Term Liabilities:
Long Term Debt	—	250,000			250,000
Total Long Term Liabilities	—	250,000			250,000
Total Liabilities	391,710	1,038,233			1,429,943
Stockholders’ Equity:
Common stock at $0.0001 par value	11,175	1	$6,000	(A)	17,176
Additional paid-in capital	2,337,670	—	(6,000)	(A)	2,393,469
			100,000	(B)
			(38,202)	(C)
Accumulated Deficit	(1,813,979)	(38,202)	38,202	(C)	(1,813,979)
Stockholders’ Equity	534,866	(38,201)	100,000		596,665
Total Liabilities and Stockholders’ Equity	$926,576	$1,000,032	$100,000		$1,926,608

(A)—To reflect Aquamer’s issuance of 60,000,002 shares of its $0.0001 par value common stock in connection with the acquisition of 100% of the outstanding stock of UAC.

(B) — To reflect equity investments in UAC subsequent to June 30, 2010.

(C) — To reflect the reclassification of UAC’s Accumulated Deficit to Additional Paid in Capital as a result of the transaction.

Aquamer Medical Inc. & Subsidiaries

Pro Forma Condensed Combined Statement of Operations

For the fiscal year ended December 31, 2009 (Unaudited)

	Aquamer Medical, Inc.	Urban Agriculture Corporation	Pro Forma Adjustments		Aquamer Medical Inc. Combined
Revenue	—	—	—		—

Costs and Expenses
General and Administrative	$254,883	—	—		$254,883
Amortization of Intangibles	10,000	—	$66,667	(E)	76,667
Interest, net of interest income	514	—	—		514
Impairment of patent	45,000	—	—		45,000
Total Costs and Expenses	310,398	—	66,667		377,065
Loss before income taxes	(310,398)	—	(66,667)		(377,065)
Federal and State Income Tax Expense	—	—	—		—
Deficit accumulated during development stage	$(310,398)	—	$(66,667)		$(377,065)
Basic and Diluted Loss Per Share	$(0.00)				$(0.00)
Weighted Average Number of Common Shares Outstanding	79,620,179				139,620,181

Aquamer Medical Inc. & Subsidiaries

Pro Forma Condensed Combined Statement of Operations

For the interim period ended June 30, 2010 (Unaudited)

	Aquamer Medical, Inc.	Urban Agriculture Corporation	Pro Forma Adjustments		Aquamer Medical Inc. Combined
Revenue	—	—	—		—

Costs and Expenses
Selling, General and Administrative	$282,361	$38,202	—		$320,563
Amortization of intangibles	87,250	—	$33,333	(E)	120,583
Interest, net of interest income	1,559	—			1,559
Total Costs and Expenses	371,170	38,202	33,333		442,705
Loss before income taxes	(371,170)	(38,202)	(33,333)		(442,705)
Federal and State Income Tax Expense	—	—	—		—
Deficit accumulated during development stage	$(371,170)	$(38,202)	$(33,333)		$(442,705)
Basic and Diluted Loss Per Share	$(0.00)				$(0.00)
Weighted Average Number of Common Shares Outstanding	100,759,213				160,759,215

(E)—To reflect amortization expense associated with UAC’s contractual intangible asset, a third-party license agreement.  Amortization expense is taken over the asset’s estimated useful life of 15 years.  For the pro forma financial statements, amortization expense is calculated for the entire period through the reporting date.

5. Notwithstanding the comments issued above, please explain to us how you considered the requirements of Rule 8-04 and 8-05 of Regulation S-X related to your transaction with UAC.

Response:  Please see discussion above regarding Aquamer’s revised financial statements.

Aquamer Medical Corp. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 508-647-0041 or 617-777-2807.

Regards

/s/ Edwin A. Reilly
Edwin A. Reilly
Chief Executive Officer